UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42826

Zenta Group Company Limited

(Registrant’s Name)

Avenida do Infante D. Henrique,

No. 47-53A, Macau Square,

13th Floor, Unit M,

Macau 999078

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On September 8, 2025, Zenta Group Company Limited (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 1.1 hereto and incorporated herein by reference, with Cathay Securities, Inc., acting as the representative of the several underwriters (the “Representative”), in connection with its initial public offering (“IPO”) of 1,500,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”) at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-284140) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 6, 2025 (as amended, the “Registration Statement”) was declared effective by the Commission on September 5, 2025.

Other Events.

In connection with the IPO, the Company adopted a code of business conduct and ethics, audit committee charter, compensation committee charter and nomination committee charter, attached as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Registration Statement, respectively, as well as an insider trading policy, a whistleblower policy and a clawback policy, copies of which are attached as Exhibit 99.5, 99.6 and 99.7 hereto, respectively, and incorporated herein by reference.

On September 9, 2025, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.8 to this Current Report on Form 6-K.

On September 10, 2025, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.9 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement, dated September 8, 2025, by and between the Company and Cathay Securities, Inc.
99.1*	Form of Code of Ethics
99.2*	Form of Charter of the Audit Committee
99.3*	Form of Charter of the Compensation Committee
99.4*	Form of Charter of the Nominating and Corporate Governance Committee
99.5	Insider Trading Policy
99.6	Whistleblower Policy
99.7	Clawback Policy
99.8	Press Release on Pricing, dated September 9, 2025
99.9	Press Release on Closing, dated September 10, 2025

* Previously filed.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zenta Group Company Limited

By:	/s/ Ng Wai Ian
Name:	Ng Wai Ian
Title:	Chief Executive Officer

Date: September 11, 2025

3